Exhibit 99.1

Renewal of the agreement between Scuderia Ferrari and Kimi Raikkonen

Maranello (Italy), 8 July 2016 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has renewed its technical and racing agreement with Kimi Raikkonen. The driver line-up for the 2017 racing season will still consist of the Finnish driver and Sebastian Vettel.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977